SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 19, 2002

Alberta Energy Company Ltd.

(Translation of registrant’s name into English)

1800 855 2nd Street S.W.
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☐	Form 40-F: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A  .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA ENERGY COMPANY LTD. (Registrant)

By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: November 22, 2002

Form 6-K Exhibit Index

Exhibit No.

1.	News Release dated November 19, 2002;
Alberta Energy Company Ltd.’s parent, EnCana Corporation to sell two oil pipelines for $1.6 billion, Board of Directors sets $5 billion budget and 12 percent sales growth target for 2003.